BIOCRYST PHARMACEUTICALS, INC.
2190 Parkway Lake Drive
Birmingham, AL 35244
December 15, 2006
Via EDGAR and Overnight Courier
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-6010

Re:	BioCryst Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No. 000-23186
Dear Mr. Rosenberg:
     This letter includes the acknowledgement requested by the Staff of the Securities and Exchange Commission in its letter dated November 15, 2005 to Charles E. Bugg, Ph.D. with respect to the above-referenced Annual Report on Form 10-K.
     In connection with responding to the Staff’s comments, and as requested in the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael A. Darwin

Michael A. Darwin

cc:	Kei Ino
Jim Atkinson
Charles E. Bugg, Ph.D.
Richard R. Plumridge, Esq.